Filed Pursuant to Rule 433
January 29, 2008

Relating to
Prospectus dated August 16, 2006
Registration No. 333−136666

THE BEAR STEARNS COMPANIES INC.

7.250% FIXED RATE NOTES DUE FEBRUARY 1, 2018
FINAL TERMS AND CONDITIONS

Issuer:	The Bear Stearns Companies Inc.
Expected Ratings:
A2/ A / A+

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Trade Date:	January 29, 2008
Settlement Date:	February 1, 2008 (T+3)
Total principal amount (USD):	$3,000,000,000
Coupon:	7.250%
Note Type:	Senior Global Notes / SEC Registered
Maturity Date:	February 1, 2018
Accrued Interest:	None
Initial Interest Payment Date:	August 1, 2008
Interest Payment Dates:	On the 1st day of each August and February
Day count:	30 / 360
Yield/Spread:	7.289% / + 4.250% 11/15/17 basis points vs. UST 362.5
Re-Offer Price:	99.726
Minimum denomination:	$1,000 minimum, $1,000 integral multiples thereafter
Optional Redemption:	Non-call life
US Treasury Spot:	104-25/3.664%
Gross Underwriting Fee:	0.450%
Management Fee:	0.100%
Underwriting Fee:	0.100%
Selling Concession:	0.250%
CUSIP: ISIN:	073902RU4 US073902RU43

Lead Managers:	Bear, Stearns & Co. Inc; Bear, Stearns International Limited
Senior Co-Managers:	Citigroup Global Markets Inc; RBC Capital Markets Corporation
Co-Managers:
Banc of America Securities LLC; BB&T Capital Markets, a division of Scott & Stringfellow, Inc; The Bank of Tokyo-Mitsubishi UFJ Securities (USA), Inc.; DZ Financial Markets, LLC; HSBC Securities (USA) Inc.; Scotia Capital (USA) Inc.; Stifel, Nicolaus & Company, Incorporated; Wells Fargo Securities, LLC

Risk Factors
Your investment in the global notes involves risk. In consultation with your financial, tax and legal advisers, you should carefully consider the following risks and the other information included in this free writing prospectus supplement and the related prospectus, including the information referenced under "Risk Factors" in the Bear Stearns Companies Inc.’s (the Company) Form 10-K for the fiscal year ended November 30, 2007 and the information under "Where You Can Find More Information" below, before deciding that an investment in the global notes is suitable for you. You should not purchase the global notes unless you understand and can bear the investment risks of the global notes.

There May Not Be Any Trading Market for Your Global Notes; Many Factors Affect the Trading Market and Value of Your Global Notes.

The global notes will be a new issuance and will not have an established U.S. trading market or be listed on a U.S. securities exchange. The Company cannot assure you a trading market for the global notes will ever develop or, if one develops, that it will be maintained in the U.S. If you wish to liquidate your investment in the global notes prior to maturity, selling your global notes may be your only option. At that time, there may be an illiquid market for the global notes or no market at all. In addition to the Company's own creditworthiness, many other factors may affect the trading market value of, and trading market for, your global notes. These factors include: (i) the rate of interest on your global notes; (ii) the time remaining to the maturity of your global notes; (iii) the total outstanding amount of any particular issuance of the Company's debt securities; and (iv) the level, direction and volatility of market interest rates generally.

The Company expects that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, the Company expects that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, the Company expects that the trading value of the Notes will increase.

In addition, there may be a limited number of buyers when you decide to sell your global notes. This may affect the price you receive for your global notes or your ability to sell your global notes at all.

The Global Notes Are Not Insured Against Loss by any Third Party; You Can Only Depend on the Company’s Earnings and Assets for Payment of Principal and Interest on the Global Notes.

The global notes will be solely the obligations of the Company, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the global notes.

In addition, because the Company is a holding company whose primary assets consist of shares of stock or other equity interests in its subsidiaries, almost all of the Company’s income is derived from those subsidiaries. The Company’s subsidiaries will have no obligation to pay any amount in respect of the global notes or to make any funds available for payment of the global notes. Accordingly, the Company will be dependent on dividends and other distributions or loans from its subsidiaries to generate the funds necessary to meet its obligations with respect to the global notes, including the payment of principal and interest. The global notes will also be effectively subordinated to the claims of creditors of the Company’s subsidiaries with respect to their assets.

If funds from dividends, other distributions or loans from the Company's subsidiaries are not adequate, the Company may be unable to make payments of principal or interest in respect of the global notes and you could lose all or a part of your investment.

Changes in the Company’s Credit Ratings Are Expected to Affect the Value of the Global Notes.

The Company’s credit ratings are an assessment of the Company’s ability to pay its obligations. Consequently, actual or anticipated changes in the Company’s credit ratings, as well as the Company’s financial condition or results of operations may significantly affect the trading value of the global notes. However, because the return on the global notes depends upon factors in addition to the Company’s ability to pay its obligations, an improvement in the Company’s credit ratings, financial condition or results of operations will not reduce the other investment risks related to the global notes.

The Global Notes are Redeemable upon Certain Tax Events, and the Company May Repurchase such Notes when Prevailing Interest Rates are Relatively Low.

The global notes are subject to redemption, at the Company’s option, upon the occurrence of certain tax events, as described under "Description of Debt Securities—Redemption Upon Certain Tax Events" in the related prospectus. In the event that prevailing interest rates are relatively low when the Company chooses to repurchase the global notes, you may not be able to reinvest the repurchased proceeds in a comparable security with a yield as high as that on the global notes being repurchased.

Where You Can Find More Information.
The Company files current, annual and quarterly reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the SEC. You may read and copy any document the Company files at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The Company's SEC filings are also available to the public from the SEC's Internet site at http://www.sec.gov. Copies of these reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.